Exhibit 99.1

Icahn Enterprises L.P. announces proposed tender offer to acquire additional shares of CVR Energy common stock

Sunny Isles Beach, Fla, November 8, 2024 – Icahn Enterprises L.P. (Nasdaq: IEP) announced today that it has delivered a proposal to the board of directors of CVR Energy, Inc. (“CVR”) to acquire additional shares of CVR common stock in a tender offer.

IEP proposed that Icahn Enterprises Holdings L.P. (“IEH”) (or a subsidiary thereof) would commence a tender offer to acquire up to 15 million additional shares (the “Maximum Tender Amount”) of common stock, par value $0.01, of CVR, for a purchase price of $17.50 per share.  The proposed purchase price represents a premium of approximately 6% to CVR’s closing price on November 7, 2024 and a premium of approximately 5% to the volume-weighted average price of CVR’s common stock during the last 7 trading days.  IEP is proposing the tender offer because it believes that CVR’s shares are undervalued in the market and represent an attractive investment opportunity, and that CVR’s shareholders will benefit from an opportunity to sell their shares at a premium to their trading price.

IEP’s proposal contemplates that IEH (or a subsidiary thereof) would acquire all shares of CVR common stock properly tendered in the tender offer up to the Maximum Tender Amount, and that the tender offer will not be subject to a minimum tender condition.  Furthermore, IEP is willing to agree with CVI to certain contractual provisions for the benefit of CVR’s public stockholders following completion of the tender offer.  It is IEP’s expectation that a special committee of independent directors of CVR will consider our proposal and such other terms, and to make a recommendation to CVR’s stockholders or determine to remain neutral with respect to the tender offer.  IEP currently beneficially owns, directly and indirectly, 66,692,381, or 66.3%, of the outstanding shares of CVR common stock and, if the proposed tender offer were to be fully or over-subscribed, IEP would beneficially own, directly and indirectly, 81,692,381 shares, or 81.3%, of the outstanding shares of CVR common stock.

Additional Information

The tender offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, IEP and IEH and one or more subsidiaries intend to file with the Securities and Exchange Commission (the “SEC”) and deliver to CVR stockholders a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and CVR will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about IEP, CVR, the tender offer and related matters. Those documents as well as IEP’s and CVR’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and on IEP’s and CVR’s respective websites.

Icahn Enterprises L.P.

Icahn Enterprises L.P., a master limited partnership, is a diversified holding company owning subsidiaries currently engaged in the following continuing operating businesses: Investment, Energy, Automotive, Food Packaging, Real Estate, Home Fashion and Pharma.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements regarding IEP’s plans, objectives, expectations and intentions relating to the tender offer, the tender offer’s expected contributions to IEP’s results, financing and closing of the acquisition, as well as the expected timing and benefits of the acquisition, may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on IEP’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which IEP and CVR operate. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, including market conditions, discussions with CVR and its board of directors, and financing the tender offer, and the actual outcome may be materially different. IEP’s assumptions, although considered reasonable by us at the date of this press release, may prove to be inaccurate and consequently actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors, which could occur, see IEP’s filings with the Securities and Exchange Commission including IEP’s Annual Report on Form 10-K and its quarterly reports on Form 10-Q under the caption “Risk Factors,” as well as the Tender Offer Statement on Schedule TO if and when it becomes available. Additionally, there may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements. Past performance in our Investment segment is not indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

Investor Contact:

Ted Papapostolou, Chief Financial Officer

IR@ielp.com

(800) 255-2737

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